INVEST IN **CURIOUSER.AI**

# AI That Thinks With You, Not For You


curiouser.ai
RAGE AGAINST MEDIOCRITY

curiouser.ai Sausalito, CA

## Highlights

1. CEO Stephen Klein (Harvard MBA, Berkeley educator) has 50K AI following and is ranked #18 AI expert.
2. CPO Mayuri Joshi has led $20B+ in M&A and has significant experience at PwC, KPMG, and Blackstone.
3. Products: Alice™ for strategy, Looking Glass for operations, and Advisory for AI implementation.
4. Traction: 150+ subscribers, 60% trial-to-paid, 5000+ Waitlist adds.
5. Moat: Proprietary data & playbooks built using RAG architecture and decades of founder experience.

## Featured Investors

**Josh Collins**
Syndicate Lead

Follow

Invested $40,000

"I have known Stephen Klein for more than 30 years. We were section-mates at Harvard Business School and spent two years together in the same study group, meeting every morning at 6:30 a.m. in the kind of environment where you truly get to see how someone thinks, leads, handles pressure, and treats people.

Having known Stephen for three decades, I can honestly say he is one of the most original and creative thinkers I have ever met. Even at HBS, he consistently challenged conventional thinking. He focused less on chasing trends and more on understanding what truly creates lasting value. That trait has only deepened over time.

My business partner and I, through our investment company Collins Willmott & Co. LLC, chose to lead the financing round of Curiouser.AI because we believe in Stephen as a creative innovator, and we believe in the mission of the company he is building.

What Stephen and his team are building with Curiouser.AI reflects exactly who he has always been. While much of today's AI industry is focused on speed, automation, and substitution, Curiouser is building something fundamentally different – an AI designed to elevate human thinking rather than replace it. In a market filled with noise and hype, this values-first, augmentation approach feels both principled and strategically sound.

The team Stephen has assembled is truly world-class. It is unusually diverse, with a majority of the team being women, bringing a breadth of perspective to a sector often characterized by homogeneity. The depth of technical and product talent across the organization is exceptional, and the collective discipline and commitment to building something meaningful stands out.

I support Stephen and Curiouser.AI publicly because I trust his leadership, his integrity, and his ability to combine deep strategic thinking with genuine human values.

If the future of AI is going to create something meaningful rather than merely efficient, this is exactly the kind of company that can help lead the way.

Josh Collins

Lead Investor
Advisory Board Member
Curiouser.AI

Managing Member
Collins Willmott & Co. LLC"

Other investors include Stephen Straus, Mark Diker, Romy Coquillette, Carolyn Carpeneti

# Team



**Stephen Klein** Chief Executive Officer



Mayuri Joshi Chief Product Officer



Marcel Olsder Chief Technology Officer



**Andrea Mazingo** Chief Ethics Officer

linkedin.com



**Naisargi Thakkar** AI Experience Director



Manavi Ghorpade Full Stack Developer





**Natalia Hildreth** Communications



**Kunjal Parikh** Marketing Manager



**Barkha Shah** Senior Engineer

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# Curiouser.ai - Rage Against Mediocrity

WHAT WE DO

## ALICE IS THE FIRST REFLECTIVE AI DESIGNED TO SUPPORT SMALL BUSINESSES AS THEY GROW AND SCALE.

* Alice is an AI that asks you questions
* While every other AI tries to think for you,
* Alice helps you think better for yourself.

## WHAT WE'VE ACCOMPLISHED SO FAR

| | |
|---|---|
| **60%** | Trial to paid subscription conversion |
| **5k+** | MRR |
| **61%** | MRR Growth Rate |
| **67K** | 6 month organic LinkedIn growth rate |
| **$0** | Marketing budget (CAC) |

## PROJECTED ARR



36-Month Growth Trajectory
ARR ($K)
2500
2000
1500
1000
500
0
Now
M6
Yr1
M18
Yr2
M30
Yr3
Community-driven growth • Unit economics validated at current scale

**YEAR 3 ARR**
**$3.2M**
$350K/yr marketing
$100 CAC • 20% of LTV

**CURRENT TRACTION**
**$84K**
$7K MRR • 200+ customers

**65%**
TRIAL→PAID

**5%**
TARGET CHURN

*Future projections are not guaranteed.*

# $0

# Customer Acquisition Cost

## THE GREAT WORKFORCE FRAGMENTATION

**America is shifting from employment to entrepreneurship — not by choice, but by necessity.**

**99.9%+**

Of all businesses are small to medium sized businesses

Source: U.S. Small Business Administration (Office of Advocacy)

**20%**

Americans plan on starting a business this year or next

Source: Global Entrepreneurship Monitor (GEM), Gallup surveys

**1.2 M**

People have been laid off so far this year

Source: Layoffs.fyi (primarily tech and knowledge workers)

**10,000**

Boomers turn 65 every day

Source: Pew Research Center / U.S. Census Bureau

**IT IS CONCEIVABLE THAT HALF OF ALL AMERCIANS WILL BE ENTREPRENEURS BY 2029**

## THE OPPORTUNITY

**$30B+ underserved Entrepreneur market**


$30B
TAM
Total Addressable Market
$9B
SAM
Serviceable Market
$300M
SOM

**THE MATH**

**100M+**

Americans on their own by 2027

×

**$300**

/year ($25/month)

=

**$30B**

**US only. Global 3-5x.**

Enterprise platform expands 3-5x

They can't afford consultants. They CAN afford **$25/month.**

## THE SOLUTION

A single hub that guides founders from ideation to execution.


Launched in our Beta Version
Ideation 01
Strategy & Communications 02
Organization & Resources 03
Recruiting 04
Fundraising 05
Financials 06
Service Development 07
Execution 08

Why is all of humanity prompting AI, and no one is prompting us?

EVERYONE ELSE

### Thinks **FOR** you

→ Automation
→ Replacement
→ Dependency
→ Cognitive decline
→ 95% failure rate

**Makes you obsolete (or tries)**

ALICE

### Think **WITH** you

→ Augmentation
→ Elevation
→ Independence
→ Sharper thinking
→ Becoming more human

**Makes you better.**

## HOW ALICE WORKS

### YOU SHARE A CHALLENGE

*"I'm thinking about raising prices but worried about losing customers."*

### ALICE ASKS BETTER QUESTIONS

*"What evidence do you have? Have you tested? What's your margin?"*



### YOU DISCOVER YOUR OWN ANSWER

*Through reflection, not instruction. You build strategic muscle.*

### ALICE CAPTURES THE INSIGHT

*Your breakthrough becomes part of your strategic journal.*



## UPCOMING PRODUCT ENHANCEMENTS

### Experience + Intelligence

- **Interface Upgrade:** Cleaner, more intuitive design with visual graphs that provide users with a visual representation of the journey with Alice.
- **Starting Point Determination:** To identify each entrepreneur's current stage and personalize their starting point.
- **Outcome Artifacts:** Automatic creation of tangible deliverables, including story, pitch deck, and use-of-proceeds summary through conversation with Alice where Alice leads.
- **Execution Tracking:** Operational plan that connects strategy to execution, driving retention and continued engagement.

### Infrastructure + Automation

- **Looking Glass Platform:** Real-time data integrations and dashboards for actionable insights, with Alice providing daily strategy guidance.
- **Enhanced Conversations:** Improved dialogue flow and global contextual understanding for more intelligent interactions.
- **Self-Hosted Deployment:** Architecture designed for maximum security and privacy, allowing organizations to maintain full control over data and compliance.
- **Agentic Functional Execution:** Enable Alice to perform hands-on actions such as updating websites, managing CRM entries, and executing targeted sales outreach.

## PRODUCT DEVELOPMENT ROADMAP

**PHASE 01 — Dec 2025**

**Foundation Updates**
- Product UI Updates – **2 weeks**
- Outputs Generator released – **3 weeks**
- Pitch Deck Generator ready – Following **3 weeks**

**PHASE 02 — Feb 2026**

**Workflow Expansion**
- Rolling 3rd-party integrations – **2 weeks each** (Stripe, QuickBooks, Google Workspace, etc.)
- Version 1 complete by **February 2026**

**PHASE 03 — Apr 2026**

**Intelligence Upgrade**
- Enhanced UX + smarter narrative reasoning
- Real-time collaboration for teams
- Predictive strategic recommendations
- Version 2 delivered **April 2026**

**PHASE 04 — Q2 2026**

**Market Momentum**
- Performance & onboarding improvements
- Scalability for enterprise workflows

## WE ARE CASHFLOW POSITIVE

## WE ARE CASHFLOW POSITIVE

| PRICE | ANNUAL VALUE | AVG LIFETIME |
|---|---|---|
| **$25** /month | **$300** /year | **20** months |
| Monthly subscription | Per customer | At current churn |

| LTV | GROSS MARGIN | CAC |
|---|---|---|
| **$500** | **70-80%** | **$0** |
| Lifetime value per customer | AI-native structure | Paid customer acquisition cost |

## PURPOSE

This isn't just about helping entrepreneurs. It's about the economy.

**70%**

of all new jobs are created by small businessesure

**90%**

of those businesses fail

**THE 10% THAT SUCCEED DRIVE MOST OF AMERICA'S JOB CREATION.**

Every 1% we improve that number —

**10% → 11% → 12%**

— creates an estimated 500,000 new jobs.

**THAT'S WHAT WE'RE BUILDING TOWARD.**

The current AI landscape wasn't built to honor human intelligence. It's noisy, fragmented, and obsessed with automation over wisdom. Tools promise magic, but deliver confusion. Leaders are left with more dashboards, more tabs — and less clarity.

At **Curiouser.AI**, we're reimagining AI from first principles — designing it to think *with* you, not *for* you. Our AI thinking partner, **Alice™**, guides you through conversations that sharpen ideas, uncover assumptions, and lead to decisive action. The **Looking-Glass** platform orchestrates specialized AI agents across finance, HR, compliance, and marketing — uniting

strategy and execution into one seamless system. This is more than software — it's a values-first operating system for the age of AI.

Since launching in April 2025, we've grown to **150+ paying subscribers**, and **2 enterprise pilots**, with **50,000+ followers** joining our journey in just four months — all with $0 spent on marketing. Our team blends Harvard, Emory, and UC Berkeley expertise with decades in strategic transformation, M&A, and AI ethics. Together, we're building the intelligence layer that entrepreneurs and enterprises can trust to lead with clarity.

We believe the future belongs to the curious — to leaders who see AI not as a replacement, but as a partner in imagination, wisdom, and purposeful action.

Let's build that future — together.

**-The Curiouser.AI Team**

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## The Movement Is Growing, Join Us (Webinar)

https://youtu.be/9pkwj4Qnuug

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## Podcast/Media:

- Featured in **AI Journal** https://aijourn.com/should-we-hire-ai-rather-than-implement-it/
- Podcast **"AI Won't Take Your Job"** https://m.youtube.com/watch?v=zC-DGVRVg8w
- Podcast **"Rethinking AI & Agentics with Curiouser.ai"** https://www.youtube.com/watch?v=0cp8cnYwyBA
- Podcast https://www.youtube.com/watch?v=SJOovm3gvv8